                [Letterhead of Pryor Cashman Sherman & Flynn LLP]

                                 April 20, 2005

Mr. Gregory S. Belliston
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Nastech Pharmaceutical Company Inc.
               Preliminary Proxy Statement on Schedule 14A (File No. 0-13789)

Dear Mr. Belliston:

      We have received the letter dated April 18, 2005 from Mr. Jeffrey Riedler, Assistant Director, which sets forth certain comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") of Nastech Pharmaceutical Company Inc. (the "Company"). Set forth below are the comments reprinted from the letter and the Company's responses to such comments. We have numbered the responses to correspond with the paragraph numbers assigned to individual comments in Mr. Riedler's letter, a copy of which accompanies this letter.

SCHEDULE 14A

      Annual Meeting and Proxy Solicitation Information, page 1

      1. If approval of any proposal is already assured, please so state and identify the proposal.

RESPONSE:

      Not applicable.

Proposal No. 1

      Nominees, page 3

      2. Please disclose Mr. Beese's business experience and employment during the past five years, including the approximate dates when he held each position.

United States Securities and Exchange Commission
April 20, 2005
Page 2

RESPONSE:

      The disclosures in the Proxy Statement relating to Mr. Beese's business experience and employment included all such experiences and employment during the previous five years. In response to the Staff's comment, the Company will revise the disclosures to include specific references to dates as follows:

      "J. Carter Beese, Jr. Mr. Beese has been a director of the Company since June 2003, and currently serves as a member of the Audit, Nominating and Compensation Committees of the Board of Directors. Since July 1998, Mr. Beese has served as President of Riggs Capital Partners, a venture fund that manages in excess of $100 million. This fund is part of Riggs National Corporation, based in Washington, D.C. He has also served as a Senior Advisor to Allied Capital Corporation since 2003. In July 2003, President George W. Bush appointed Mr. Beese to the President's Information Technology Advisory Committee. In November 2003, he was named by U.S. District Judge Rakoff and the Securities and Exchange Commission (the "SEC") as the manager of the $250 million of MCI Inc. stock to be distributed to the victims of accounting fraud, pursuant to the Fair Fund provision of the Sarbanes-Oxley Act of 2002. Mr. Beese has also served on the board of directors of Aether Systems, Inc. since 1999, on the board of directors of Riggs National Corporation since 2001, and on the board of directors of the National Stock Exchange since 2002. Previously, Mr. Beese served on the boards of directors of Renaissance Hotel Group, a publicly traded company, from 1995 until its acquisition by Marriott International, Inc. in 1997 and of Equivest Finance, Inc., a publicly traded company, from 2001 until its acquisition by Cendant Corporation in 2002. Prior to 1999, Mr. Beese also served on numerous other public and private company boards."

Proposal 4

      General, page 17

      3. We note the third and fifth sentences of this section, which read as follows: "the proposed amendments are primarily "housekeeping" matters and are not intended to modify the rights of existing stockholders in any material respect... The proposed amendment is not intended to modify the rights of existing stockholders in any material respect." Please delete these sentences, as the changes to Articles Sixth and Seventh, as well as the new Article Eighth since the corresponding bylaw was not previously enforceable, appear to be substantive changes.

RESPONSE:

      The Company will delete the third and fifth sentences in Proposal No. 4 under the heading "General."

United States Securities and Exchange Commission
April 20, 2005
Page 3

      Purpose and Effect of the Amendments in the Proposed Restated Certificate, page 17

      4. It appears that the current Article Fourth of your Certificate of Incorporation is the version included in exhibits 3.5 and 3.9 of your Form S-3 filed on September 30, 2004, the file number of which is 333-119429. Article Fourth of the proposed Restated Certificate of Incorporation included as Annex B of your proxy statement differs substantially from exhibits 3.5 and 3.9, yet your proxy statement does not appear to discuss any of these differences other than the changes to section (c) of exhibit 3.5, which are explained by Proposal 3 in your proxy statement. Please add to the table on pages 18-19 of your proxy statement a discussion of the other changes to Article Fourth. Also, state the reasons for and the general effect of these changes, as required by Item 19 of Schedule 14A.

RESPONSE:

      The Certificate of Amendment of the Certificate of Incorporation of the Company dated August, 15, 1999 (the "August 1999 Amendment") amended Article Fourth subsections (a) and (b) to provide for the recapitalization of the company through two separate stock splits, a reverse stock split followed by a forward stock split and added a new subsection (c) to state the number of authorized shares of capital stock of the Company. The Certificate of Correction of the Certificate of Amendment of Certificate of Incorporation dated July 28, 2004 (the "Certificate of Correction"), restored the language of Article Fourth to what it was prior to the filing of the August 1999 Amendment (correcting certain technical errors that had been made in the August 1999 Amendment), and then added the recapitalization of the Company's common stock through the stock splits to the end of Article Fourth for technical completeness.

      The proposed Article Fourth of the Certificate of Amendment of the Certificate of Incorporation of the Company (the "Proposed Amendment") and the Restated Certificate of Incorporation of the Company (the "Restated Certificate of Incorporation") included as exhibits to the Proxy Statement include subsections on the Company's authorized capital stock, the rights of the Board of Directors of the Company to authorize the issuance of preferred stock of the Company without additional authority from the Company's stockholders, and the rights, preferences, privileges, restrictions and other matters relating to the Series A Junior Participating Preferred Stock (the Company's Stockholder Rights Plan adopted on February 22, 2000). The proposed Article Fourth simply states the cumulative effect of all of the prior charter amendments and certificates of correction and does not constitute any change from the Company's existing Certificate of Incorporation, other than the proposed increase in the number of authorized shares of common stock from 25 million to 50 million.

United States Securities and Exchange Commission
April 20, 2005
Page 4

      When amending a certificate of incorporation or restating a certificate of incorporation under Delaware law, the amended and/or restated certificate of incorporation does not need to reflect historical actions taken by the Company pursuant to Delaware General Corporation Law (the "DGCL") Section 245(c). The proposed Article Fourth of the Proposed Amendment and Restated Certificate of Incorporation of the Company does not include the provisions regarding the previous recapitalization of the Company's common stock through stock splits since these provisions are not of continuing applicability. Therefore, we have not included a reason in the Proxy Statement for the non-inclusion of these provisions in the Proposed Amendment and Restated Certificate of Incorporation because the prior stock splits referenced in the August 1999 Amendment, as corrected by the Certificate of Correction, have become irrelevant.

      5. It appears that the current Article Sixth of your Certificate of Incorporation is the version included in exhibit 3.1 of your Form S-3 filed on September 30, 2004. In addition to the changes to the current Article Sixth that the proxy statement discusses, it appears you are also deleting the following words from Article Sixth: "to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this Corporation." Please identify and discuss this deletion in the proxy statement. State the reasons for and the general effect of these changes.

RESPONSE:

      The proposed deletion in Article Sixth of the Company's current Certificate of Incorporation relates to powers the Company has under the DGCL. Under DGCL Sections 121, 122 and 154, the Company is vested with such powers regardless of whether there is a specific grant of such powers set forth in the Company's Certificate of Incorporation. As a result, no substantive change is being made to the Company's Certificate of Incorporation since, even after the proposed deletion is effected, the Company's powers will remain the same under DGCL Sections 122 and 154. In addition, the inclusion of the deleted language to the exclusion of other powers may be interpreted as an attempt to modify a provision of the DGCL which, by its terms, may not be modified by the Company's Certificate of Incorporation.

      In response to the Staff's comment, the Company will revise the Proxy Statement to include a new fourth bullet point under "Summary of Differences" where "Actions of the Company" is disclosed on page 19, which will read as follows:

      "Other provisions addressing certain enumerated powers of the Company have been deleted from Article Sixth of the Current Certificate, as the Company is vested with such powers under Delaware statutory law and the inclusion of the deleted enumerated powers to the exclusion of other powers may be interpreted as an attempt to modify provisions of Delaware statutory law. Any such modification is impermissible under Delaware statutory law."

United States Securities and Exchange Commission
April 20, 2005
Page 5

      6. In describing the changes to the current Article Sixth, you state you propose to delete the provisions defining shareholders' rights to inspect company records and the requisite vote for disposing of company assets because Delaware law adequately addresses these matters. Please describe Delaware law on these points, and explain whether and how the current certificate differs from Delaware law. Also, explain the company's reasons for deciding to use the statutory standard rather than a standard defined in the certificate.

RESPONSE:

      With respect to shareholder inspection rights, DGCL Section 220 provides each stockholder with the power to seek to inspect a list of the Company's stockholders and other of its books and records. In addition, DGCL Section 220 sets forth the requirements and limitations imposed on stockholders and the corporation in connection with any such inspection. The existing language in Article Sixth could be interpreted as an attempt to modify the rights, requirements and limitations set forth in DGCL Section 220, which, by its terms, may not be modified by the Company's Certificate of Incorporation.

      With respect to a sale or disposition of assets of the Company, DGCL
Section 271 requires stockholder approval in order to effect a sale of all, or substantially all, of the assets of a Delaware corporation. Such a sale requires the approval of a majority of the outstanding shares of stock of the corporation entitled to vote on the matter, unless a higher vote is required pursuant to the Company's Certificate of Incorporation. Existing Article Sixth does not impose a higher voting threshold but simply restates the statutory requirement and is therefore unnecessary.

      In response to the Staff's comment, the Company will revise the Proxy Statement to delete the first bullet point under "Summary of Differences" where "Actions of the Company" is disclosed on page 18, and replace such disclosure with the following new bullet point:

      "The provisions stating the vote required to dispose of the Company's assets will be deleted because Article Sixth of the Current Certificate does not impose a higher voting threshold for the approval of such a disposition than is set forth under Delaware statutory law, but simply restates the statutory requirement and is therefore unnecessary. The provisions stating whether and to what extent the books of the Company are open for inspection will be deleted because Delaware statutory law already provides for the exercise of such rights by stockholders, and the existing language in Article Sixth of the Current Certificate could be interpreted as an attempt to modify the rights, requirements and limitations set forth under Delaware statutory law. Any such modification is impermissible under Delaware statutory law."

United States Securities and Exchange Commission
April 20, 2005
Page 6

      7. Please disclose the company's reasons for proposing to enhance officers' and directors' rights to indemnification and advancement, as the new Article Sixth would do. Explain why the company desires to provide these individuals "the broadest available indemnification coverage."

RESPONSE:

      In response to the Staff's comment, the Company will revise the Proxy Statement to add the following additional disclosure at the end of the first bullet point under "Summary of Differences" where "Indemnification of Directors and Officers" is disclosed on page 19, which will read as follows:

      "The Company believes that in light of the enormous burden and expense of modern litigation involving corporate actions, competent and experienced persons may only serve as directors and officers of a corporation if they have the right to indemnification. As currently worded, the right to indemnification (principally the advancement of expenses) is discretionary on the part of the Company acting through its board of directors. In order to retain and attract talented and experienced individuals to serve as directors and officers of the Company and to encourage such individuals to make the business judgments necessary for the success of the Company, the Board of Directors has determined that it is in the best interest of the Company to provide for the indemnification of, and advancement of expenses to its directors and officers to the fullest extent permitted under Delaware law as set forth under Article Sixth of the Proposed Restated Certificate, which will make such indemnification and advancement of expenses mandatory."

      8. Please disclose the reasons for and the general effect of not requiring a written ballot for the election of directors.

RESPONSE:

      By setting forth in the Certificate of Incorporation that the election of directors need not be by written ballot, the Company is provided flexibility in that it may, but is not required to, utilize efficient and cost-effective alternatives to voting by written ballot, such as telephonic voting, internet voting or a voice vote. In response to the Staff's comment, the Company will revise the Proxy Statement to add the following additional disclosure at the end of the first bullet point under "Summary of Differences" where "Election of Directors" is disclosed on page 19, which will read as follows:

      "Article Eighth of the Proposed Restated Certificate will provide the Company with greater flexibility in utilizing, at its election, efficient and cost-effective alternatives to voting by written ballot, such as telephonic voting, internet voting or a voice vote."

      Proxy Card

United States Securities and Exchange Commission
April 20, 2005
Page 7

      9. We note that your proxy card grants discretionary authority to vote on other matters as may properly come before the meeting. Please make this discretionary authority a separate proposal that shareholders can vote on. Also, please note that such discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you anticipate that you may adjourn the meeting to solicit additional votes, revise to include a separate vote on this matter.

RESPONSE:

      The Company will delete the provision for the granting of discretionary authority to vote on other matters that may properly come before the meeting from the proxy card and the Proxy Statement.

      In connection with the foregoing responses to the Staff's comments, the Company hereby acknowledges that:

      1. the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

      2. Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                    Very truly yours,

                                                    /s/ Blake Hornick
                                                    -----------------
                                                    Blake Hornick

cc:  Dr. Steven C. Quay
     Mr. Jeffrey Riedler

[U.S. SECURITIES AND EXCHANGE COMMISSION LOGO]

    DIVISION OF
CORPORATION FINANCE

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

Mail Stop 3-09

                                                                  April 18, 2005

Steven C. Quay, M.D., Ph.D.
Chairman, Chief Executive Officer and President
Nastech Pharmaceutical Company Inc.
3450 Monte Villa Parkway
Bothell, Washington 98021

RE:  NASTECH PHARMACEUTICAL COMPANY INC.
     PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
     FILED ON APRIL 11, 2005
     FILE NO. 0-13789

Dear Dr. Quay:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

Annual Meeting and Proxy Solicitation Information, page 1

1. If approval of any proposal is already assured, please so state and identify the proposal.

Steven C. Quay, M.D., Ph.D.
Nastech Pharmaceutical Company Inc.
April 18, 2005
Page 2

Proposal No. 1

Nominees, page 3

2. Please disclose Mr. Beese's business experience and employment during the past five years, including the approximate dates when he held each position.

Proposal 4

General, page 17

3. We note the third and fifth sentences of this section, which read as follows: "The proposed amendments are primarily 'housekeeping' matters and are not intended to modify the rights of existing stockholders in any material respect.... The proposed amendment is not intended to modify the rights of existing stockholders in any material respect." Please delete these sentences, as the changes to Articles Sixth and Seventh, as well as the new Article Eighth since the corresponding bylaw was not previously enforceable, appear to be substantive changes.

Purpose and Effect of the Amendments in the Proposed Restated Certificate, page
17

4. It appears that the current Article Fourth of your Certificate of Incorporation is the version included in exhibits 3.5 and 3.9 of your Form S-3 filed on September 30, 2004, the file number of which is 333-119429. Article Fourth of the proposed Restated Certificate of Incorporation included as Annex B of your proxy statement differs substantially from exhibits 3.5 and 3.9, yet your proxy statement does not appear to discuss any of these differences other than the changes to section (c) of exhibit 3.5, which are explained by Proposal 3 in your proxy statement. Please add to the table on pages 18- 19 of your proxy statement a discussion of the other changes to Article Fourth. Also, state the reasons for and the general effect of these changes, as required by Item 19 of Schedule 14A.


5. It appears that the current Article Sixth of your Certificate of Incorporation is the version included in exhibit 3.1 of your Form S-3 filed on September 30, 2004. In addition to the changes to the current Article Sixth that the proxy statement discusses, it appears you are also deleting the following words from Article Sixth: "to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this Corporation." Please identify and discuss this deletion in the proxy statement. State the reasons for and the general effect of these changes.

6. In describing the changes to the current Article Sixth, you state you propose to delete the provisions defining shareholders' rights to inspect company records and the requisite vote

Steven C. Quay, M.D., Ph.D.
Nastech Pharmaceutical Company Inc.
April 18, 2005
Page 3

      for disposing of company assets because Delaware law adequately addresses these matters. Please describe Delaware law on these points, and explain whether and how the current certificate differs from Delaware law. Also, explain the company's reasons for deciding to use the statutory standard rather than a standard defined in the certificate.

7. Please disclose the company's reasons for proposing to enhance officers' and directors' rights to indemnification and advancement, as the new Article Sixth would do. Explain why the company desires to provide these individuals "the broadest available indemnification coverage."

8. Please disclose the reasons for and the general effect of not requiring a written ballot for the election of directors.

Proxy Card

9. We note that your proxy card grants discretionary authority to vote on other matters as may properly come before the meeting. Please make this discretionary authority a separate proposal that shareholders can vote on. Also, please note that such discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. If you anticipate that you may adjourn the meeting to solicit additional votes, revise to include a separate vote on this matter.

                                      * * *

      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Steven C. Quay, M.D., Ph.D.
Nastech Pharmaceutical Company Inc.
April 18, 2005
Page 4

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Greg Belliston at (202) 824-5219 or me at (202) 942-1840 with any questions.

                                                             Sincerely,

                                                             /s/ Jeffrey Riedler

                                                             Jeffrey Riedler
                                                             Assistant Director

cc:  Blake Hornick, Esq.
     Pryor Cashman Sherman & Flynn LLP
     410 Park Avenue
     New York, New York 10022